Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303
Farmingdale, NJ 07727

May 12, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Stacie Gorman

Re:	Cherry Hill Mortgage Investment Corporation Registration Statement on Form S-3 File No. 333-251078

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern time on Friday, May 14, 2021, or as soon thereafter as is practicable

Very truly yours,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Michael Hutchby
		Name:	Michael Hutchby
		Title:	Chief Financial Officer

cc:	Robert Wipperman, Esq.
David Freed, Esq.